Exhibit (a)(2)(viii)

RMG ANNOUNCES RESULTS OF SPECIAL MEETING

AND EXPECTED MERGER CLOSING

DALLAS — (September 27, 2018) — RMG Networks Holding Corporation (NASDAQ: RMGN), or RMG, a global leader in technology-driven visual communications, and SCG Digital, LLC (“Parent”), announced today that RMG’s stockholders voted to adopt and approve the previously announced merger agreement among RMG, Parent, SCG Digital Merger Sub, Inc. (“Merger Sub”) and SCG Digital Financing, LLC at a special meeting of RMG’s stockholders held on September 27, 2018. In addition, RMG’s stockholders voted to approve, on a non-binding, advisory basis, the compensation that named executive officers of RMG may receive in connection with the merger pursuant to agreements or arrangements with RMG.

Approximately 95% of the votes cast at the meeting voted to adopt and approve the merger agreement, representing approximately 64% of the outstanding shares of RMG common stock entitled to vote thereon.  Further, approximately 93% of the votes cast at the meeting voted to adopt and approve the merger agreement, excluding shares of RMG held by (i) Parent or Merger Sub or any of their respective affiliates, including Gregory H. Sachs, RMG’s executive chairman and (ii) any of RMG’s executive officers, representing approximately 56% of the outstanding shares of RMG common stock entitled to vote thereon.

RMG, Parent and Merger Sub expect the merger to close tomorrow, on September 28, 2018, effective as of 11:59 p.m. Eastern Time (the “Effective Time”), at which time, in accordance with the terms of the merger agreement, Merger Sub will be merged with and into RMG (the “Merger”), with RMG being the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. As a result of the Merger, each of RMG’s shares of common stock (the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares that were held by RMG or Parent or Merger Sub or any of their respective affiliates, including Gregory H. Sachs, RMG’s executive chairman and shares of RMG common stock held by a stockholder who has properly exercised, and has not failed to perfect, withdrawn or otherwise lost, appraisal rights in accordance with Delaware law) shall, by virtue of the Merger and without any action on the part of the holders of the Shares, be automatically cancelled and converted into the right to receive $1.29 per share in cash, without interest thereon and less any applicable withholding taxes.

In connection with the expected closing of the Merger, all Shares will cease to be traded on the Nasdaq Capital Market after the close of trading on September 28, 2018 and RMG will be deregistered under the Securities and Exchange Act.

About RMG

RMG (NASDAQ: RMGN) goes beyond traditional communications to help businesses increase productivity, efficiency and engagement through digital messaging. By combining best-in-class software, hardware, business applications and services, RMG offers a single point of accountability for integrated data visualization and real-time performance management. RMG is headquartered in Dallas, Texas, with additional offices in the United States, United Kingdom and the United Arab Emirates. For more information, visit www.rmgnetworks.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements based on current RMG management expectations. Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against RMG and others in connection with the merger agreement; (3) the inability to satisfy any conditions to completion of the merger; (4) risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (5) the ability to recognize the benefits of the merger; and (6) the amount of the costs, fees, expenses and charges related to the merger and the actual terms of certain financings that will be obtained for the merger. Many of the factors that will determine the outcome of the subject matter of this press release are beyond RMG’s ability to control or predict. RMG undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Justin Caskey

Vice President, Corporate Development
ir@rmgnetworks.com